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                                                                    EXHIBIT 8.1

                                                              December 23, 1997

Marshall & Ilsley Corporation
770 North Water Street
Milwaukee, Wisconsin 53202

  RE: Federal Income Tax Consequences of Merger between Marshall & Ilsley
     Corporation and Advantage Bancorp, Inc.

Gentlemen:

  We have acted as counsel for Marshall & Ilsley Corporation ("M&I") in connection with the negotiation and execution of the Agreement and Plan of Merger by and between Advantage Bancorp, Inc. ("Advantage") and Marshall & Ilsley Corporation ("M&I") dated as of November 3, 1997 (the "Agreement") pursuant to which Advantage will be merged with and into M&I (the "Merger"). This letter furnishes you with our opinion, as required pursuant to Section 7.2(e) of the Agreement, as to certain of the federal income tax consequences of the Merger.

  For purposes of the opinions set forth below, we have relied, with the consent of M&I and the consent of Advantage, upon the accuracy and completeness of the statements and representations (which statements and representations we have neither investigated nor verified) contained, respectively, in the certificates of the officers of M&I and Advantage (copies of which are incorporated herein by reference) and have assumed that such certificates will be complete and accurate as of the Effective Time. We have also relied upon the accuracy of the Proxy Statement/Prospectus filed with the Securities Exchange Commission, as amended through the date hereof (the "Proxy Statement") in connection with the Merger. Any capitalized term used and not defined herein has the meaning given to it in the Proxy Statement or the appendices thereto (including the Agreement).

  The following is a description of the relevant terms of the transaction based on our examination of the Agreement and our understanding of the related factual background.

 Parties

  M&I is a registered bank holding company headquartered in Milwaukee, Wisconsin. M&I's principal assets are the stock of its bank and nonbank subsidiaries and the assets of its Data Services division ("M&I Data Services"). M&I's bank and savings association subsidiaries provide a full range of banking services to individuals, business and governments throughout Wisconsin and the Phoenix, Arizona metropolitan area. M&I's nonbank subsidiaries operate a variety of bank-related businesses, including investment management services, insurance services, trust services, equipment lease financing, commercial and residential mortgage banking, venture capital, brokerage services and financial advisory services. M&I Data Services is a major supplier of financial and data processing services and software to banking, financial and related organizations. The M&I Common Stock is listed on the NASDAQ/NMS.

  Advantage is a registered savings and loan holding company incorporated under the laws of the State of Wisconsin and is engaged in the savings and loan business through its wholly-owned subsidiary, Advantage Bank, FSB, a federally-chartered stock savings association. Advantage operates full-service banking offices and mortgage loan origination offices in Southeastern Wisconsin and Northern Illinois. Advantage's common stock (the "Advantage Common Stock") is listed on the NASDAQ/NMS.

 Proposed Transaction

  Pursuant to Section 1.1 of the Agreement, at the Effective Time, Advantage will be merged with and into M&I. Under Section 1.6 of the Agreement, each share of Advantage Common Stock outstanding at the Effective
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Time, other than those owned by M&I or any subsidiary of M&I for its own account or unallocated shares in Advantage's Bank Incentive Plans and Trusts,, will be converted into the right to receive 1.2 shares of M&I Common Stock, subject to possible adjustment if the Average Price of M&I Common Stock falls below $46.67 or above $61.67. Under Section 1.8(e) of the Agreement, each Advantage shareholder will receive cash in lieu of any fractional shares of M&I Common Stock to which he would otherwise be entitled in the Merger.

  Finally, under Section 4.8 of the Agreement, all out-of-pocket costs, fees and expenses incurred by M&I and Advantage in the authorization, preparation and execution of the Agreement and all other matters relating to the Merger will be borne solely and entirely by the party that incurs them. However, M&I and Advantage will share equally in the expense of printing and filing the Registration Statement and the Proxy Statement/Prospectus and SEC and other regulatory filing and listing fees incurred in connection with the Agreement.

  The M&I Board of Directors has determined that the Merger is desirable since it enhances M&I's overall franchise value, attains for M&I the largest market position based on deposits in the Kenosha/Racine, Wisconsin market, allows M&I to enter the metro-Chicago, Illinois market, and provides M&I with a federal savings bank charter which provides flexibility for future expansion.

  The Advantage Board of Directors believes that the terms of the Agreement are in the best interest of Advantage and its shareholders because of, among other reasons, the advantages of a combination with another Wisconsin-based institution, including the building of market share, enhanced exposure to commercial and consumer banking markets, and the opportunities for increased efficiencies and significant cost savings from a combination within the Wisconsin market resulting in increased profitability of the combined entity over time as opposed to a possible out-of-market business combination. In addition, the Advantage shareholders would be receiving stock in a high quality combined entity with enhance liquidity for their shares.

 Conclusions

  Based on our examination of the Agreement, the foregoing description and the representations made to us, and assuming that the transaction is consummated in accordance with the terms of the Agreement, and that the Merger qualifies as a statutory merger under the applicable laws of the State of Wisconsin, it is our opinion that for federal income tax purposes:

    1. The Merger will be a reorganization within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended (the "Code"). M&I and Advantage will each be "a party to the reorganization" within the meaning of Code Section 368(b).

    2. Pursuant to Code Sections 361 and 357(a), Advantage will recognize no gain or loss on the transfer of all of its respective assets to M&I in exchange for M&I Common Stock and the assumption by M&I of Advantage's liabilities pursuant to the Merger.

    3. Pursuant to Code Section 362(b), the basis of Advantage's assets in M&I's hands immediately after the transaction will be the same as the basis of such assets in Advantage's hands immediately prior to the transaction.

    4. Pursuant to Code Section 1223(2), the holding period of Advantage's assets in M&I's hands will include the period during which Advantage held the assets.

    Our opinion is not, nor should it be construed or relied upon as, a guaranty, nor is it in any way binding on the Internal Revenue Service.

  We hereby consent to the use of this opinion as Exhibit 8.1 to the Proxy Statement and we further consent to the use of our name in the Proxy Statement under the caption "LEGAL MATTERS." In giving this consent, we do not admit that we are in a category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities Exchange Commission issued thereunder.

                                          Very truly yours,

                                          Godfrey & Kahn, S.C.

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